Filed by Coincheck Group B.V.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Thunder Bridge Capital Partners IV, Inc.
(Commission File No.: 001-40555)
Date: August 2, 2023

Matsumoto: Hello, everyone. Today, we will be explaining Monex Group, Inc.’s financial results for Q1 of FY2023.

Seimei: I am Seimei from the Monex Group. I would like to explain in accordance with the material.

…in the Crypto Assetsegment, we have continued to control costs well, resulting in a consolidated EBITDA of JPY5.7 billion. In Japan and the US alone, we have already generated JPY22 billion in EBITDA on an annual basis for this fiscal year, and with the crypto business and the current slight recovery in the market, we see this as an upside to our strong financial results.

Individually, here are the results for Japan, the US, and Crypto Asset...

Next is about the Crypto Asset segment. Revenue declined as we conducted and had revenue from IEO projects in the previous quarter. Trading income was almost flat compared to the previous quarter. In such an environment, the management team is continuously controlling costs appropriately.

Each group’s business policy remains the same, but Monex, TradeStation, and Coincheck are now working to increase their enterprise value based on their respective strategies.

If I may explain the figures a little, here is the consolidated PL.

As a comparison with the previous quarter, revenues increased 6% to JPY20,203 million. Income before income taxes was JPY2.8 billion, up 29% from the previous quarter. Profit for the quarter attributable to owners of the parent company increased by JPY2.4 billion, or 66%.

The increase in revenue was driven by the Japan segment. The US also performed well, QoQ. As for Crypto Asset segment, as I mentioned, there were no IEOs this time, which resulted in a decrease in both revenue and profit.

Let’s look at the major three segments of revenues and expenses…

In the Crypto Asset segment, the bottom right-hand corner shows the trading value and bitcoin price in comparison with the previous quarter.

Although the market itself is on the road to recovery, customers have yet to return to trading. Trading value at marketplace was nearly the same with the previous quarter, so net trading income was almost flat from the previous quarter.

On the other hand, other revenue decreased because there were no IEO projects in this quarter, whereas IEO related revenue was included in the previous quarter.

As for expenses of Crypto Asset segment, here we continue to control costs appropriately, especially advertising expenses. We have been holding low costs for a long time, but we are simultaneously preparing for the time when crypto market recovers.

Let me skip the YoY comparison, and I would like to give you a brief business update from here.

…here is the Crypto Asset segment.

Coincheck is proud to be the leading crypto assets trading platform in Japan. I think we have the largest customer base here, but we are expanding institutional business including IEOs to meet the various needs of the corporate clients by leveraging our exchange/marketplace business.

We are also involved in NFT and web3 services, and are expanding other businesses with the foundation of exchange / marketplace.

We believe that we are a leading company in terms of download share, number of accounts, and market value of cash trading of Bitcoin.

One of our focuses by which we are trying to diversify our earnings is IEOs. Coincheck has completed the largest number of IEOs in Japan. Perhaps there were three IEOs in Japan so far, but Coincheck has completed two of them. The first case in Japan was also conducted by Coincheck.

Recently we announced the third IEO. We have signed an agreement with COLOPL Group’s Brilliantcrypto for an IEO, and are now starting to work on creating a new experience that combines games and finance, as well as creating a market for GameFi and blockchain games.

Then, this is the status of listing of the Coincheck Group on NASDAQ. We continue to make progress here.

The SPAC term, which was effective until July 2, 2023, has been extended for one year to July 2, 2024, and we are continuing to work with Thunder Bridge Capital Partners. I can’t give you the details, but we are communicating with SEC.

I believe that the crypto asset industry is on the road to recovery amidst all these recent developments, and I believe that this can be seen in some of the news and figures.

The graph on the left shows the price of bitcoin, the share price of Coinbase, and the share prices of mining companies. The price has been rising dramatically since around the beginning of 2023.

As you can see on the right side, there has been a lot of positive news in the crypto industry, such as BlackRock, one of the world’s largest asset management companies, applying for a bitcoin ETF, and the Ripple lawsuit. I believe that the crypto asset industry is showing signs of gradual recovery after a long period of winter.

Question & Answer

Seimei [M]: We will move on to questions.

Matsumoto [M]: Let me start with three questions from Mr. Hara of SMBC Nikko.

Hara [Q]: Crypto looks like a favorable market environment since June, but there doesn’t seem to be much new investor inflow compared to previous years. The Ripple trial and the district court ruling have led to a sudden recovery in the altcoin market, but has this trend been monetized in Coincheck?

Matsumoto [A]: The Ripple trial was in July, so the market for altcoins, especially Ripple, improved considerably in July, and Coincheck’s earnings have increased considerably. I can’t go into more detail about this because it is still undisclosed, but we have been able to monetize it well.

The fact that there appears to be not much inflow of new investors is actually similar in Japan and the US. I think the crypto market is getting better, but activity is not coming back as much.

I think the crypto-spring is coming closer. Say, it’s “February”. It is closer to spring than midwinter, but it is still cold. Yet it seems like spring is just around the corner. The overall market price is recovering and the legal framework is coming into shape. Although many things are happening, such as BlackRock’s launch of the BTC ETF, I believe that retail customer activity is lagging behind and will gradually warm up and recover.

Matsumoto [M]: Next, I have four questions from Ms. Nagasaka of Morgan Stanley MUFG Securities.

Nagasaka [Q]: What is the status of expanding corporate-related business in Coincheck, and what is the potential scale of your earnings in the medium term?

Matsumoto [A]: We receive and recognize various demands from corporates. We have a lot of potential IEO projects in the pipeline, and we are working on various other projects together. The size of the medium-term revenue from corporate may not be as much as from crypto asset trading especially when the market blow massively. So there is might not be a huge growth. This is like underwriting an IPO and acting as a lead manager at a securities company. It is not done all at once. But we need to execute the deal with limited resources. If it were the exchange business, most part of the executions is done by a system. If the market trend comes, we can make money all at once with the system operation, but in the case of IEO, this is not the case, and we have to accumulate a solid amount of money by allocating certain amount of recourse. In the medium term, however, I believe that it is possible to achieve a revenue scale of a few billion yen, a level that can easily be reached on an annual basis.

Matsumoto [M]: One question from Mr. Hara.

Hara [Q]: One more question about crypto IEOs. What is the strength and strategy of Coincheck? And let me know if there is any bottleneck of expanding the business.

Matsumoto [A]: Coincheck has a very strong advantage over IEOs. The advantage is that Coincheck has been involved in two of the three Japanese IEOs to date, and because Coincheck is part of the Monex Group, there is a sense of security for transactions with its corporate clients, such as COLOPL, and other corporate clients. To answer the bottleneck of the business, the answer is that we are actually reinforcing the resources for this business. We are working to shorten the period of time between the partnership and the actual IEO. This is a good business and one in which we have an advantage, so we will strengthen it.

Do you have any other questions? If you look at the table on page four, you will see that consolidated EBITDA is growing in a very steady way. In Japan, we will continue to develop the asset gathering model. In the US, the business strategy is firmly in place to focus on active traders. The CAGR for the consolidated EBITDA would be 50% or something. Growth is very important for the value of the stock. I hope you can see that there is also this solid and stable growth. In addition, crypto, I feel that spring is already around the corner, and since we are also firmly controlling costs, we have a good upside option here. That is how we have set up our overall business portfolio, and we hope that you will see it that way.

If you have any additional questions, please contact IR. Thank you very much for joining us today.

Seimei [M]: Thank you very much.

[END]

Document Notes

1.	Portions of the document where the audio is unclear are marked with [Inaudible].

2.	Portions of the document where the audio is obscured by technical difficulty are marked with [TD].

3.	Speaker speech is classified based on whether it [Q] asks a question to the Company, [A] provides an answer from the Company, or [M] neither asks nor answers a question.

4.	This document has been translated by SCRIPTS Asia.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination in connection with to the business combination agreement among Coincheck, Inc. (“Coincheck”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“THCP”) and others, CCG intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP’s solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission (“SEC”), THCP will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about CCG, Coincheck, THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066.

Participants in the Solicitation

CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP’s stockholders in connection with the proposed business combination. THCP’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck’s website at corporate.coincheck.com, or in THCP’s registration statement on Form S-1 filed on June 21, 2021, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP’s stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among other things, the future operations and financial performance of the Monex Group, Inc. (the “Company”), THCP, Coincheck and CCG. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP, Coincheck, or CCG after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. No assurance can be given that future developments affecting the Company, THCP, Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CCG to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This material is an English translation of a Japanese material made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.